FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF MAY 2008
QUEBECOR MEDIA INC.
(Name of Registrant)
612 St-Jacques Street, Montreal, Canada, H3C 4M8
(Address of principal executive offices)
[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☑	Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☑
[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-                 .]

Quarterly Report for the Period Ending
March 31, 2008 of
QUEBECOR MEDIA INC.
Filed in this Form 6-K
Documents index
1.     Quarterly Report for the period ended March 31, 2008 of Quebecor Media Inc.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.
By:	(s) Louis Morin
Louis Morin
Vice President and Chief Financial Officer

Date: May 30, 2008

MANAGEMENT DISCUSSION AND ANALYSIS

COMPANY PROFILE
Quebecor Media Inc. (“Quebecor Media” or “the Company”), a subsidiary of Quebecor Inc. (“Quebecor”) incorporated under Part 1A of the Companies Act (Québec) in August 2000, is one of Canada’s largest media companies. Its principal lines of business are Cable, Newspapers, Broadcasting, Leisure and Entertainment, Interactive Technologies and Communications and Internet/Portals. Quebecor Media is pursuing a convergence strategy to capture synergies among all of its media properties.
The following Management Discussion and Analysis covers the main activities in the first quarter of 2008 and the major changes from the last financial year. It should be read in conjunction with the information in the Annual Report for the financial year ended December 31, 2007 (Form 20F), which is available on the Web site of the U.S. Securities and Exchange Commission at www.sec.gov.
HIGHLIGHTS SINCE END OF 2007
•	April 15, 2008: Videotron Ltd. (“Videotron”) issued US$455.0 aggregate principal amount of Senior Notes. Videotron plans to use the proceeds to repay drawings on its senior secured credit facility and for general purposes.

•	April 8, 2008: Videotron amended its senior secured credit facility to increase commitments under the facility to $575.0 million and extend the maturity date to April 2012.

•	March 31, 2008: TVA Group announced an offer to purchase for cancellation up to 2,000,000 of its participating Class B non-voting shares for $17.00 per share. On May 14, 2008, TVA Group increased the number of participating Class B non-voting shares eligible for the offer from 2,000,000 to 3,000,000. The expiry date of the offer was extended from May 14, 2008 to June 2, 2008.

•	March 31, 2008: Quebecor Media qualified as a new market entrant in the spectrum auction for Advanced Wireless Services (3G). The spectrum auction commenced on May 27, 2008. Quebecor Media intends to focus in the auction on those areas that it believes present attractive growth prospects for its service offering, based on an analysis of demographic, economic and other factors.

•	March 2008: Canoe Inc. acquired ASL Ltd. (“ASL”), one of Canada’s largest providers of Web services to car dealerships.

•	February 26, 2008: Quebecor Media acquired all outstanding Common Shares of Nurun it did not already hold at $4.75 per share, for a total cash consideration of $75.0 million. Following this transaction, Nurun became a wholly owned subsidiary of Quebecor Media and its shares were delisted from the Toronto Stock Exchange.

•	February 2008: Quebecor Media acquired a controlling interest in Alex Media Services, a provider of flyer distribution services.
NON-GAAP FINANCIAL MEASURES
We use certain supplemental financial measures that are not calculated in accordance with or recognized by accounting principles generally accepted in Canada (“Canadian GAAP”) or accounting principles generally accepted in the United States (“U.S. GAAP”) to assess our financial performance. We use these non-GAAP financial measures, such as operating income, cash flows from segment operations, free cash flows from continuing operations and average monthly revenue per user, which we refer to as ARPU, because we believe that they are meaningful measures of our performance. Our method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this quarterly report may not be comparable to other similarly titled measures disclosed by other companies.

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Operating Income
We define operating income, as reconciled to net income under Canadian GAAP, as net income before amortization, financial expenses, reserve for restructuring of operations, other, income taxes, non-controlling interest and income from discontinued operations. Operating income as defined above is not a measure of results that is recognized under Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP or U.S. GAAP. Our parent company, Quebecor, considers the media segment as a whole and uses operating income in order to assess the performance of its investment in Quebecor Media. Our management and Board of Directors use this measure in evaluating our consolidated results as well as the results of our operating segments. As such, this measure eliminates the effect of significant levels of non-cash charges related to depreciation of tangible assets and amortization of certain intangible assets, and it is unaffected by the capital structure or investment activities of Quebecor Media and its segments. Operating income is also relevant because it is a significant component of our annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues in our segments. Quebecor Media uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operations. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which we are engaged. Our definition of operating income may not be the same as similarly titled measures reported by other companies. We provide a reconciliation of operating income to net income as disclosed in our financial statements in table 1 below.
Table 1
Reconciliation between the operating income measure used in this report and the net income measure used in the consolidated financial statements
(in millions of Canadian dollars)

	Three months ended March 31
	2008	2007

Operating income
Cable	$195.9	$149.0
Newspapers	45.8	34.5
Broadcasting	11.4	2.7
Leisure and Entertainment	(1.6)	(0.2)
Interactive Technologies and Communications	(0.7)	0.5
Internet / Portals	0.2	1.7
General corporate expenses	1.4	—

	252.4	188.2
Amortization	(78.1)	(69.9)
Financial expenses	(74.1)	(54.1)
Reserve for restructuring of operations	(1.6)	(7.0)
Other	0.3	1.0
Income taxes	(39.7)	(17.5)
Non-controlling interest	(2.7)	—
Income from discontinued operations	2.3	0.5

Net income	$58.8	$41.2

Cash Flows from Segment Operations
We use cash flows from segment operations as a measure of the liquidity generated by our segment operations. Cash flows from segment operations represents funds available for interest and income tax payments, disbursements related to restructuring programs, business acquisitions, the payment of dividends and the repayment of long-term debt. Cash flows from

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segment operations is not a measure of liquidity that is consistent with Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Cash flows from segment operations is considered to be an important indicator of liquidity and is used by our management and Board of Directors to evaluate cash flows generated by our segment operations. This measure is unaffected by the capital structure of Quebecor Media and its segments. Cash flows from segment operations represents operating income as defined above, less additions to property, plant and equipment, plus proceeds from the disposal of assets. When we discuss cash flows from segment operations in this quarterly report, we provide the detailed calculation of the measure in the same section.
Free Cash Flows from Continuing Operations
We use free cash flows from continuing operations as a measure of total liquidity generated on a consolidated basis. Free cash flows from continuing operations represents funds available for business acquisitions, the payment of dividends and the repayment of long-term debt. Free cash flows from continuing operations is not a measure of liquidity that is consistent with Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Free cash flows from continuing operations is considered to be an important indicator of our liquidity and is used by our management and Board of Directors to evaluate cash flows generated by our consolidated operations. When we discuss free cash flows from continuing operations in this quarterly report, we provide a reconciliation with the most directly comparable Canadian GAAP financial measure in the same section.
Average Revenue per User
Average revenue per user (“ARPU”) is an industry metric that we use to measure our average cable, Internet and telephony revenues per month per basic cable customer. ARPU is not a measurement consistent with Canadian GAAP or U.S. GAAP. We calculate ARPU by dividing our combined cable television, Internet-access and telephony revenues by the average number of basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.
2008/2007 FIRST QUARTER COMPARISON
Revenues: $877.1 million, an increase of $126.0 million (16.8%).
•	Revenues increased in Cable (by $71.8 million or 20.0%) reflecting continued customer growth for all services, Newspapers ($47.1 million or 21.4%) due to the impact of the acquisition of Osprey Media Income Fund (“Osprey Media”) in August 2007, Broadcasting ($13.2 million or 14.1%) and Internet/Portals ($0.6 million or 5.3%).

•	Revenues decreased in Leisure and Entertainment ($2.5 million or -3.8%) and Interactive Technologies and Communications ($0.4 million or -1.9%).
Operating income: $252.4 million, an increase of $64.2 million (34.1%).
•	Operating income increased in Cable ($46.9 million or 31.5%) due primarily to customer growth, Newspapers ($11.3 million or 32.8%) due to the acquisition of Osprey Media, and Broadcasting ($8.7 million).

•	Operating income decreased in Internet/Portals ($1.5 million or -88.2%), Leisure and Entertainment ($1.4 million), and Interactive Technologies and Communications ($1.2 million).

•	The fair value of Quebecor Media, based on market comparables, decreased in the first quarter of 2008, compared with an increase in the same period of 2007, resulting in a $10.0 million decrease in the consolidated stock option expense. Excluding the operating income of Osprey Media and the impact of the consolidated stock option expense, the increase in operating income in the first quarter of 2008 was 22.4%, compared with 18.8% in the same period of 2007.
Amortization charge: $78.1 million, an increase of $8.2 million.
•	The increase was mainly due to significant capital expenditures in 2007 and early 2008, largely in the Cable and Newspapers segments, and the acquisition of Osprey Media.

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Financial expenses: $74.1 million, an increase of $20.0 million.
•	The increase was mainly due to:
o	$12.5 million impact of increased indebtedness;

o	recognition of a $6.4 million loss on derivative financial instruments and foreign currency translation of financial instruments, compared with a $2.2 million gain in the first quarter of 2007;

o	reduction in interest capitalized to fixed assets;
Partially offset by:
o	recognition, in the first quarter of 2007, of a $5.1 million loss on re-measurement of the Additional Amount payable, which was paid in July 2007.
•	The increase in indebtedness was due to:
o	financing, beginning in August 2007, of the acquisition of Osprey Media for a total consideration of $414.4 million;

o	debt totalling $161.8 million assumed as part of the acquisition of Osprey Media;

o	settlement in October 2007 of a $106.0 million liability in connection with derivative financial instruments related to Sun Media Corporation’s term loan “B”;

o	payment in July 2007 of the Additional Amount payable, for a total consideration of $127.2 million.
Reserve for restructuring of operations: $1.6 million, compared with $7.0 million in the first quarter of 2007.
•	The $1.6 million reserve for the first quarter of 2008 was related to job cuts at several publications in the Newspapers segment.

•	The reserve for the first quarter of 2007 related mainly to voluntary workforce reduction programs and the project to streamline newsgathering in the Newspapers segment.
Income tax expense: $39.7 million (effective tax rate of 40.1%), compared with $17.5 million in the same quarter of 2007 (effective tax rate of 30.1%).
•	The unfavourable variance was mainly due to:
o	$40.7 million increase in pre-tax income;

o	unfavourable tax rate mix in the various components of the losses on derivative financial instruments and on foreign currency translation of financial instruments.
Net income: $58.8 million, an increase of $17.6 million (42.7%).
•	The increase was mainly due to:
o	$64.2 million increase in operating income;
Partially offset by:
o	$8.2 million increase in the amortization charge;

o	$20.0 million increase in financial expenses.
FREE CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES
Free cash flows from continuing operating activities: negative $82.0 million in the first quarter of 2008, compared with negative $19.4 million in the same period of 2007.
•	The unfavourable variance of $62.6 million was mainly due to:
o	expenditures of $88.1 million in connection with exercised stock options;

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o	$26.1 million increase in additions to property, plant and equipment, mainly because of phase two of the project to acquire new presses;

o	$15.5 million increase in the cash interest expense, mainly as a result of the impact of higher indebtedness;
Partially offset by:
o	$64.2 million increase in operating income.
Table 2
Free cash flows from continuing operating activities
(in millions of Canadian dollars)

	Three-month periods ended March 31
	2008	2007

Cash flows from segment operations
Cable	$98.8	$60.8
Newspapers	11.9	17.3
Broadcasting	8.9	(0.8)
Leisure and Entertainment	(3.0)	(0.4)
Interactive Technologies and Communications	(1.2)	(0.4)
Internet/Portals	(1.4)	0.8
Head Office and other	1.4	2.3

	115.4	79.6
Cash interest expense[1]	(65.7)	(50.2)
Cash portion of restructuring of operations and other special charges	(1.6)	(7.0)
Current income taxes	1.1	2.0
Other	1.6	(1.9)
Net change in non cash balances related to operations	(132.8)	(41.9)

Free cash flows from continuing operating activities	$(82.0)	$(19.4)

[1]	Interest on long-term debt and other interest, less investment income and interest capitalized to cost of property, plant and equipment (see note 3 to the consolidated financial statements).
Table 3
Reconciliation between free cash flows from continuing operating activities and the cash flows provided by continuing operating activities measure reported in the financial statements
(in millions of Canadian dollars)

	Three-month periods ended March 31
	2008	2007

Free cash flows from continuing operating activities	$(82.0)	$19.4
Additions to property, plant and equipment	137.2	111.1
Proceeds from disposal of assets	(0.2)	(2.5)

Cash flows provided by continuing operating activities	$55.0	$89.2

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Table 4
Reconciliation between operating income and cash flows from segment operations
(in millions of Canadian dollars)

	Three-month periods ended March 31
	2008	2007

Operating income	$252.4	$188.2
Additions to property, plant and equipment	(137.2)	(111.1)
Proceeds from disposal of assets	0.2	2.5

Cash flows from segment operations	$115.4	$79.6

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SEGMENTED ANALYSIS
Cable segment
Revenues: $430.6 million, an increase of $71.8 million (20.0%).
•	Combined revenues from all cable television services increased $17.4 million (9.8%) to $195.1 million due to the impact of customer base growth, increases in some rates, the favourable impact of the increase in the illico Digital TV customer base on revenues from illico on Demand, pay TV and pay-per-view, and subscriber growth for the HD package.
o	Revenues from the illico Digital TV service, excluding related services, increased $20.4 million (26.0%) to $98.8 million. The performance of illico Digital TV more than compensated for decreased revenues from analog cable television services.
•	Revenues from Internet access services increased $20.8 million (21.0%) to $120.0 million. The improvement was mainly due to customer growth, as well as heavier consumption by existing customers and reduced discounts.

•	Revenues from the cable telephone service increased $25.0 million (62.8%) to $64.9 million, essentially because of customer growth.

•	Revenues from the wireless telephone service increased $4.6 million to $6.9 million.

•	Revenues of Le SuperClub Vidéotron ltée increased $0.9 million (7.0%) to $13.8 million, primarily because of higher retail sales and rental revenues, partially offset by the impact of the sale of the StarStruck Entertainment chain and some store closings.
Monthly ARPU: $78.37, compared with $67.37 in the same quarter of 2007, an increase of $11.00 (16.3%).
Customer statistics
Cable television — The combined customer base for cable television services increased by 14,100 (0.9%) in the first quarter of 2008 (compared with 10,300 in the same quarter of 2007) and by 69,500 (4.4%) in the 12-month period ended March 31, 2008 (see Table 5). As of March 31, 2008, the Cable segment’s cable network had a household penetration rate (number of subscribers as a proportion of total homes passed by the Cable segment’s network, i.e., 2,506,600 homes as of the end of March 2008) of 65.9% versus 64.2% a year earlier.
The number of subscribers to illico Digital TV stood at 802,800 at the end of the first quarter of 2008, an increase of 34,600 or 4.5% during the quarter (compared with an increase of 29,300 in the first quarter of 2007) and a year-over-year increase of 149,900 (23.0%). At March 31, 2008, illico Digital TV had a household penetration rate of 32.0%, compared with 26.5% one year earlier.
The customer base for analog cable television services decreased by 20,500 (-2.4%) in the first quarter of 2008 (compared with a decrease of 19,000 customers in the same quarter of 2007) and by 80,400 (-8.6%) over a one-year period, primarily as a result of customer migration to illico Digital TV.
Internet access — The number of subscribers to cable Internet access services stood at 965,100 at the end of the first quarter of 2008, an increase of 32,100 (3.4%) from the previous quarter (compared with an increase of 35,900 in the first quarter of 2007) and an increase of 137,200 (16.6%) from the end of the first quarter of 2007 (see Table 5). At March 31, 2008, cable Internet access services had a household penetration rate of 38.5%, compared with 33.6% at March 31, 2007.
Cable telephone service — The number of subscribers to cable telephone I service stood at 691,600 at the end of the first quarter of 2008, an increase of 55,200 (8.7%) from the previous quarter (compared with an increase of 50,900 in the first quarter of 2007) and an increase of 242,900 (54.1%) from the end of the first quarter of 2007 (see Table 5). At March 31, 2008, the IP telephone service had a household penetration rate of 27.6%, compared with 18.2% at March 31, 2007.

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Wireless telephone service — At March 31, 2008, there were 49,900 activated phones on the wireless telephone service, compared with 45,700 at the end of 2007, an increase of 4,200 (9.2%). The number of activated phones increased by 29,600 during the 12-month period ended March 31, 2008.
Table 5
Cable segment end-of-quarter customer numbers since end of 2006
(in thousands of customers)

	March 08	Dec. 07	Sept. 07	June 07	March 07	Dec. 06

Cable television
Analog	849.4	869.9	896.0	905.4	929.8	948.8
Digital	802.8	768.2	720.3	679.1	652.9	623.6

Total cable television	1,652.2	1,638.1	1,616.3	1,584.5	1,582.7	1,572.4
Cable Internet	965.1	933.0	898.9	853.9	827.9	792.0
Cable telephone	691.6	636.4	573.8	503.7	448.7	397.8
Wireless telephone	49.9	45.7	38.7	30.7	20.3	11.8

Operating income: $195.9 million in the first quarter of 2008, an increase of $46.9 million (31.5%).
•	The increase was due primarily to:
o	customer growth for all services;

o	increases in some rates;

o	$6.0 million favourable variance in expenses related to Quebecor Media’s stock option plan, which are charged to its operating segments as a direct charge to reflect participation by segment managers in the plan and management fees;

o	$2.5 million favourable variance related to non-recognition in first quarter 2008 of current Canadian Radio-television and Telecommunications Commission (“CRTC”) Part II licence fee accruals following the notice issued on October 1, 2007.
•	The cost of equipment subsidies to customers totalled $3.2 million in the first quarter of 2008, compared with $6.4 million in the same quarter of 2007.
Operating margin for all Cable segment operations (operating income as a percentage of revenues): 45.5% in the first quarter of 2008, compared with 41.5% in the same period of the previous year.
Cash flows from segment operations: $98.8 million in the first quarter of 2008, compared with 60,8 million in the same quarter of 2007 (see Table 6).
•	The $38.0 million increase was due to:
o	positive impact of the $46.9 million increase in operating income;
Partially offset by:
o	$8.9 million increase in additions to property, plant and equipment, including investments in network upgrades and computer projects.
Table 6: Cable segment
Cash flows from segment operations
(in millions of Canadian dollars)

	Three months ended March 31
	2008	2007

Operating income	$195.9	$149.0
Additions to property, plant and equipment	(97.2)	(88.3)
Proceeds from disposal of assets	0.1	0.1

Cash flows from segment operations	$98.8	$60.8

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Other developments since end of 2007
•	On April 29, 2008, the Federal Court of Appeal overturned a decision made by the Federal Court on December 14, 2006 concerning Part II licence fees. The Federal Court — Trial Division had found that the fees were a form of taxation and beyond the jurisdiction of the CRTC. The Company may therefore be required to pay these fees for 2007 and future years. The reduction of these fees in respect of the Cable segment’s operating expenses, represents $17.0 million for the period from September 1, 2006 to March 31, 2008, including $2.8 million in the first quarter of 2008. The Company has decided that it will request a leave to appeal to the Supreme Court of Canada. The CRTC has publicly stated that it will make no attempt to collect outstanding Part II fees until the earlier of a) the leave to appeal to the Supreme Court of Canada is denied, or b) the judgment of the Federal Court of Appeal is affirmed by the Supreme Court, or c) the matter is settled between the parties.

•	February 2008: Launch of two new Internet access services, Ultimate Speed Internet 30 and Ultimate Speed Internet 50, which support speeds of 30 megabits per second and 50 megabits per second respectively. The two new very high-speed services make Videotron the first cable operator in North America to offer service of this speed on a cable network. Roll-out began in Laval, Québec, targeting a potential market of 112,000 households.
Newspapers segment
Revenues: $267.4 million, an increase of $47.1 million (21.4%).
•	The increase mainly reflects the acquisition of Osprey Media ($50.1 million), which closed in August 2007.

•	Excluding the impact of that acquisition, combined revenues from commercial printing and other sources increased 37.6%, circulation revenues decreased 9.1%, advertising revenues decreased 2.3%.

•	The revenues of the urban dailies decreased 4.1% in the first quarter of 2008; excluding the acquisition of Osprey Media, the revenues of the community newspapers decreased 2.1%.

•	In the urban dailies group, the revenues of the free dailies increased 26.3% due to strong results posted by the Vancouver daily and the launch of free dailies in Calgary and Edmonton in February 2007.
Operating income: $45.8 million, an increase of $11.3 million (32.8%).
•	The increase was due primarily to:
o	impact of the acquisition of Osprey Media ($10.3 million);

o	lower newsprint costs;

o	favourable impact on the comparative numbers for the first quarter of 2008 of the charges recognized in the first quarter of 2007 in connection with the labour dispute at Le Journal de Montréal;

o	$2.7 million favourable impact of charges related to Quebecor Media’s stock option plan;
Partially offset by:
o	impact of the decrease in revenues, on a comparable basis;

o	expenditures related to the start-up of Quebecor MediaPages and the launch of free dailies in Calgary and Edmonton.
•	Operating income from the dailies published in the provinces west of Ontario increased 13.0% in the first quarter of 2008.

•	Despite the labour dispute at Le Journal de Québec, its operating income increased 7.2% in the first quarter of 2008, compared with the same period of 2007.

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Cash flows from segment operations: $11.9 million in the first quarter of 2008, compared with $17.3 million in the same period of 2007 (see Table 7).
•	The $5.4 million decrease was caused mainly by the $16.8 million increase in additions to property, plant and equipment, due essentially to phase two of the project to acquire new presses, which was partially offset by the $11.3 million increase in operating income.
Table 7: Newspapers segment
Cash flows from segment operations
(in millions of Canadian dollars)

	Three months ended March 31
	2008	2007

Operating income	$45.8	$34.5
Additions to property, plant and equipment	(34.0)	(17.2)
Proceeds from disposal of assets	0.1	—

Cash flows from segment operations	$11.9	$17.3

Other developments since end of 2007
•	Results of annual NADBank survey for 2007: Le Journal de Montréal remained the most widely read newspaper in the greater Montréal area with 1,137,000 readers per week, 39% more than its nearest rival.
Broadcasting segment
Revenues: $106.5 million, an increase of $13.2 million (14.1%).
•	Revenues from broadcasting operations increased $10.0 million, mainly because of:
o	higher advertising revenues at the TVA Network;

o	higher subscription revenues and advertising revenues at the specialty channels (Mystère, ARGENT, Prise 2, LCN, mentv, Mystery and Les idées de ma maison);

o	higher revenues at Shopping TVA and commercial production.
•	Distribution revenues increased $1.2 million, mainly because of television and video revenues.

•	Publishing revenues increased $1.4 million, primarily as a result of higher newsstand sales, advertising revenues and subscription revenues.
Operating income: $11.4 million, an increase of $8.7 million.
•	Operating income from broadcasting operations increased $5.8 million, mainly because of:
o	impact of overall revenue growth at the TVA Network and the specialty channels;
Partially offset by:
o	effect of higher content costs at the over-the-air stations;

o	increases in some selling, advertising and promotion expenses.
•	Operating income from distribution showed a favourable variance of $2.2 million caused mainly by:
o	costs related to a larger number of film releases in the first quarter of 2007 than the same quarter of 2008;

o	impact of the revenue increase.
•	Operating income from publishing operations increased by $0.6 million, mainly because of the impact of the revenue increase.

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Cash flows from segment operations: $8.9 million in the first quarter of 2008, compared with negative $0.8 million in the same period of 2007 (see Table 8).
•	The $9.7 million improvement was due to:
o	$8.7 million increase in operating income;

o	$1.0 million decrease in additions to property, plant and equipment, due mainly to major expenditures in the first quarter of 2007 in connection with the migration to high-definition television.
Table 8: Broadcasting segment
Cash flows from segment operations
(in millions of Canadian dollars)

	Three months ended March 31
	2008	2007

Operating income	$11.4	$2.7
Additions to property, plant and equipment	(2.5)	(3.5)

Cash flows from segment operations	$8.9	$(0.8)

Other developments since end of 2007
•	On April 29, 2008, the Federal Court of Appeal overturned a decision made by the Federal Court on December 14, 2006 concerning Part II licence fees. The Federal Court — Trial Division had found that the fees were a form of taxation and beyond the jurisdiction of the CRTC. The Company may therefore be required to pay these fees for 2007 and future years. The reduction of these fees in respect of the Broadcasting segment’s operating expenses, represents $5.0 million for the period from September 1, 2006 to March 31, 2008, including $0.7 million in the first quarter of 2008. The Company has decided that it will request a leave to appeal to the Supreme Court of Canada. The CRTC has publicly stated that it will make no attempt to collect outstanding Part II fees until the earlier of a) the leave to appeal to the Supreme Court of Canada is denied, or b) the judgment of the Federal Court of Appeal is affirmed by the Supreme Court, or c) the matter is settled between the parties.
Leisure and Entertainment segment
Revenues: $62.6 million, a decrease of $2.5 million (-3.8%).
•	7.5% decrease in revenues at Quebecor Media Book Group, due primarily to lower business volume in early 2008 than 2007 and decreased sales in the academic segment.

•	1.2% decrease in revenues at Archambault Group, mainly because of lower retail sales and fewer CDs released and distributed.
Operating loss: $1.6 million, compared with an operating loss of $0.2 million in the same quarter of 2007, due primarily to the impact of the revenue decreases.
Cash flows from segment operations: negative $3.0 million in the first quarter of 2008, compared with negative $0.4 million in the same period of 2007 (see Table 9).
•	The unfavourable variance of $2.6 million was mainly due to the increase in the operating loss, as well as an increase in additions to property, plant and equipment at Archambault Group, due essentially to expansion and renovation of some Archambault stores.

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Table 9: Leisure and Entertainment segment
Cash flows from segment operations
(in millions of Canadian dollars)

	Three months ended March 31
	2008	2007

Operating loss	$(1.6)	$(0.2)
Additions to property, plant and equipment	(1.4)	(0.2)

Cash flows from segment operations	$(3.0)	$(0.4)

Interactive Technologies and Communications segment
Revenues: $20.6 million, a decrease of $0.4 million (-1.9%).
•	The decrease was mainly due to the impact of reduced business volume from governments, partially offset by higher revenues in Canada.
Operating loss: $0.7 million, compared with operating income of $0.5 million, an unfavourable variance of $1.2 million due primarily to one-time costs related to taking Nurun private, including an impact related to the stock option expense.
Cash flows from segment operations: negative $1.2 million in the first quarter of 2008, compared with negative $0.4 million in the same period of 2007 (see Table 10).
•	The unfavourable variance of $0.8 million was due to the decrease in operating income, which was partially offset by a decrease in additions to property, plant and equipment.
Table 10: Interactive Technologies and Communications segment
Cash flows from segment operations
(in millions of Canadian dollars)

	Three months ended March 31
	2008	2007

Operating income (loss)	$(0.7)	$0.5
Additions to property, plant and equipment	(0.5)	(0.9)

Cash flows from segment operations	$(1.2)	$(0.4)

Internet/Portals segment
Revenues: $12.0 million, an increase of $0.6 million (5.3%).
•	10.3% increase in revenues at general-interest portals, due primarily to higher advertising revenues.

•	2.2% increase in revenues at special-interest portals, primarily attributable to revenue growth at autonet.ca sites resulting mainly from the acquisition of ASL Ltd.
Operating income: $0.2 million, a decrease of $1.5 million (-88.2%) due mainly to the impact of the cost of introducing a new business development strategy and investment in new products.
Cash flows from segment operations: negative $1.4 million in the first quarter of 2008, compared with positive $0.8 million in the same period of 2007 (see Table 11).
•	The unfavourable variance of $2.2 million was due primarily to the decrease in operating income and an increase in additions to property, plant and equipment caused mainly by higher investment in certain computer projects.

12

Table 11: Internet/Portals segment
Cash flows from segment operations
(in millions of Canadian dollars)

	Three months ended March 31
	2008	2007

Operating income	$0.2	$1.7
Additions to property, plant and equipment	(1.6)	(0.9)

Cash flows from segment operations	$(1.4)	$0.8

Other developments since end of 2007
•	February 2008: Reseaucontact.com and Yahoo ! Québec Rencontres formed a partnership to offer a new online dating service.
CASH FLOWS AND FINANCIAL POSITION
Operating activities
Cash flows provided by continuing operating activities: $55.0 million in the first quarter of 2008, compared with $89.2 million in the same quarter of 2007.
•	The $34.2 million decrease was mainly due to:
o	expenditures of $88.1 million in connection with exercised stock options;

o	increase in the interest expense, due mainly to the higher indebtedness;
Partially offset by:
o	$64.2 million increase in operating income.
Financing activities
Consolidated debt of Quebecor Media: $311.8 million increase in the first quarter of 2008.
•	The increase was mainly due to:
o	increased drawings on the revolving bank credit facilities of Videotron, Quebecor Media and Sun Media Corporation in the amounts of $100.7 million, $35.8 million and $43.1 million respectively, mainly to finance capital expenditures and acquisitions of businesses.

o	estimated $100.3 million unfavourable impact of exchange rate fluctuations. The increase in this item is generally offset by a decrease in the value of the cross-currency swap agreements entered under “Derivative financial instruments.”

o	increased debt related to hedged interest rate exposure and embedded derivatives, due mainly to interest rate fluctuations;
Partially offset by:
o	mandatory debt repayments by Quebecor Media in the amount of $8.3 million.
•	Net liabilities related to derivative financial instruments decreased from $538.7 million as of December 31, 2007 to $378.0 million as of March 31, 2008, mainly because of the fluctuation of the Canadian dollar against the U.S. dollar, as well as the favourable combined effect of interest rate fluctuations in Canada and the U.S.

•	April 8, 2008: Videotron amended its senior secured credit facility to increase commitments under the facility to $575.0 million and extend the maturity date to April 2012.

•	April 15, 2008: Videotron issued US$455.0 million aggregate principal amount of Senior Notes. Videotron plans to use the proceeds to repay drawings on its senior secured credit facility and for general purposes.

13

Investing activities
Additions to property, plant and equipment: $137.2 million in the first quarter of 2008, compared with $111.1 million in the same quarter of 2007.
•	The $26.1 million increase was mainly due to phase two of the project to acquire new presses.
Business acquisitions (including buyouts of minority interest): $86.3 million, compared with $4.0 million in the first quarter of 2007.
•	All outstanding Common Shares of Nurun not already held were acquired in the first quarter of 2008 for a total cash consideration of $75.0 million.

•	Certain businesses, primarily in the Internet/Portals and Newspapers segments, were acquired in the first quarter of 2008 for a total cash consideration of $6.3 million.

•	A $5.0 million conditional payment was made in the first quarter of 2008 in connection with the acquisition of Sogides in 2005.
Financial position at March 31, 2008
Total available liquid assets: $222.0 million for the Company and its wholly owned subsidiaries, consisting in a $53.9 million bank overdraft and available unused lines of credit of $275.9 million.
Consolidated debt: total $3.36 billion, compared with $3.04 billion at December 31, 2007, a $311.8 million increase (see “Financing activities” below).
•	The consolidated debt included Videotron’s $1.12 billion debt ($960.8 million at December 31, 2007), Sun Media Corporation’s $280.7 million debt ($225.1 million at December 31, 2007), Osprey Media’s $139.1 million debt ($145.2 million at December 31, 2007), TVA Group’s $65.1 million debt ($56.1 million at December 31, 2007), and Quebecor Media’s corporate debt of $1.75 billion ($1.65 billion at December 31, 2007).
Management believes that cash flows from continuing operating activities and available sources of financing should be sufficient to cover comitted cash requirements for capital investments, working capital, interest payments, debt repayments, pension plan contributions and dividends (or distributions). The Company has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries and through the dividends paid by the publicly listed subsidiary TVA Group.
Pursuant to their financing agreements, the Company and its subsidiaries are required to maintain certain financial ratios. The key indicators listed in these agreements include debt service coverage ratio and debt ratio (long-term debt over operating income). At March 31, 2008, the Company was in compliance with all required financial ratios.
Participation in spectrum auction for Advanced Wireless Services (3G)
On March 31, 2008, Quebecor Media qualified as a new market entrant in the spectrum auction for Advanced Wireless Services (3G). The spectrum auction commenced on May 27, 2008. If Quebecor Media is successful in the auction, it expects to incur significant operating expenses and capital expenditures to acquire the licenses and to build-out and launch this service in the markets in which it has been granted licenses, which may require Quebecor Media to obtain additional financing.
Contractual obligations
As of March 31, 2008, material contractual obligations included capital repayment and interest on long-term debt, operating lease arrangements, capital asset purchases and other commitments, and obligations related to derivative financial instruments. Table 12 below shows a summary of contractual obligations.
Table 12
Contractual obligations as of March 31, 2008
(in millions of dollars)

			Under			5 yrs
	Total	1 yr	1-3 yrs		3-5 yrs	or more
Long-term debt	$3,311.5	$24.8		$342.6	$860.2	$2,083.9
Interest payments [1]	1,757.2	255.5		504.9	482.4	514.4
Operating leases	169.0	49.9		60.4	32.6	26.1
Additions to property, plant and equipment and other commitments	182.5	156.1		24.4	2.0	—
Derivative financial instruments [2]	401.4	0.5		1.0	149.1	250.8

Total contractual obligations	$5,821.6	$486.8		$933.3	$1,526.3	$2,875.2

[1]	Estimated interest payable on long-term debt, based on interest rates and foreign exchange rates as of March 31, 2008.

[2]	Estimated future disbursements related to foreign exchange hedging of derivative financial instruments.
Financial instruments
Quebecor Media uses a number of financial instruments, mainly cash and cash equivalents, trade receivables, temporary investments, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt and derivative financial instruments.
In the normal course of business, Quebecor Media and its subsidiaries are exposed to fluctuations in interest rates and exchange rates. The Company and its subsidiaries manage this exposure through staggered maturities and an optimal

14

balance of fixed- and variable-rate debt.
As at March 31, 2008, Quebecor Media was using derivative financial instruments to reduce its exchange rate and interest rate exposure. The Company has entered into foreign-exchange forward contracts and cross-currency swap arrangements to hedge the foreign currency risk exposure on the entirety of its U.S. dollar-denominated long-term debt. Quebecor Media also uses interest rate swaps in order to manage the impact of interest rate fluctuations on its long-term debt.
Quebecor Media has also entered into currency forward contracts in order to hedge the planned purchase, in U.S. dollars, of digital set-top boxes, modems and other equipment in the Cable segment, and for other purposes. As well, Quebecor Media has entered into currency forward contracts in order to hedge the contractual instalments, in euros and Swiss Francs, on purchases of printing presses and related equipment.
The Company does not hold or use any derivative instruments for trading purposes.
The fair value of derivative financial instruments is estimated using period-end market rates and reflects the amount the Company would receive or pay if the instruments were terminated at those dates (see Table 12).
Table 13: Quebecor Media Inc.
Fair Value of Derivative Financial Instruments
(in millions of Canadian dollars)

	March 31, 2008
	Notional		Fair value
	value		asset (liability)

Derivative financial instruments
Interest rate swap agreements	CA$ 75.0		$—
Foreign-exchange forward contracts
- In US$	US$	63.9	0.5
- In €	€ 12.4		0.7
- In CHF	CHF 6.7		0.3
Cross-currency interest rate swap agreements	US$	2,598.0	(379.4)

Quebecor Media recorded a $2.9 million gain on embedded derivative financial instruments that are not closely related to the host contracts and derivative financial instruments for which hedge accounting is not used ($2.0 million loss in the first quarter of 2007). A foreign-exchange loss of $5.7 million ($1.3 million gain in the first quarter of 2007) was recognized in connection with the financial instruments hedged by the derivatives. In the first quarter of 2008, Quebecor recorded a $3.6 million loss on the ineffective portion of fair value hedging relationships ($2.9 million gain in the first quarter of 2007). Finally, a gain of $27.1 million was recorded under other comprehensive income in the first quarter of 2008 in relation to cash flow hedging relationships ($9.4 million in the first quarter of 2007).
Related party transactions
The following describes transactions in which the Company and its directors, executive officers and affiliates are involved. The Company believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from independent third parties.
In January 2008, Quebecor World Inc. (“Quebecor World”) placed itself under the protection of the Companies’ Creditors Arrangement Act. These procedures will have no material impact on the operations of Quebecor Media.
Management Arrangements
Quebecor has entered into management arrangements with Quebecor Media. Under these management arrangements, Quebecor and Quebecor Media provide mutual management services on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of our executive officers who also serve as executive officers of Quebecor. In the first quarter of 2008, Quebecor Media received a total of $0.75 million in management fees from Quebecor, the same amount as in the first quarter of 2007.

15

In the first quarter of 2008, Quebecor Media also paid management fees of $0.2 million and $0.1 million respectively to its shareholders Quebecor and CDP Capital d’Amérique Investissements inc. (« CDP Capital »), the same amounts as for the first quarter of 2007.
Lease arrangements
Quebecor and other related parties lease office space to Quebecor Media. In the first quarter of 2008, the aggregate rent expense paid to Quebecor and other related parties was $0.7 million, compared with $0.8 million for the same period of 2007.
Commercial printing and other services
Quebecor Media and its subsidiaries have incurred expenses for commercial printing and other services and have earned revenue for commercial printing, advertising and other services as part of transactions with affiliated companies. Quebecor Media conducts all of its business with affiliated companies on a commercial, arms-length basis and records the transactions at the exchange value. The aggregate purchases from the affiliated companies amounted to $1.0 million in the first quarter of 2008 ($0.5 million in the first quarter of 2007). The total revenues from affiliated companies were $0.1 million in the first quarter of 2008 ($0.1 million in the first quarter of 2007).
Quebecor Media and its subsidiaries have incurred expenses for commercial printing and other services and have earned revenue for commercial printing, advertising and other services as part of transactions with Quebecor World. Quebecor Media conducts all of its business with Quebecor World on a commercial, arms-length basis and records the transactions at the exchange value. The aggregate purchases from Quebecor World amounted to $10.9 million in the first quarter of 2008 ($13.8 million in the first quarter of 2007). The total revenues from Quebecor World were $8.4 million in the first quarter of 2008 ($3.3 million in the first quarter of 2007).
As at March 31, 2008, cash and cash equivalents totalling $23.4 million ($19.9 million as at March 31, 2007) have been invested by Nurun on a revolving basis in Quebecor under the terms of a cash management agreement providing for the consolidation of bank operations. These advances on demand bear interest at prime rate less 1.4%. During the first quarter of 2008, Nurun received interest of $0.2 million ($0.2 million in the first quarter of 2007) from Quebecor Inc.
Long-term debt composition and maturities
In the normal course of business, Quebecor Media and its subsidiaries are exposed to fluctuations in interest rates and exchange rates. Quebecor Media manages this exposure through staggered maturities and an optimal balance of fixed and variable rate debt. The weighted average term of Quebecor Media’s consolidated debt was approximately 5.9 years as of March 31, 2008 (6.7 years pro-forma the refinancing of April 15, 2008 in Videotron). The debt comprises approximately 53.9 % fixed-rate debt (62.5 % pro-forma the refinancing of April 15, 2008 in Videotron) and 46.1 % floating-rate debt (37.5 % pro-forma the refinancing of April 15, 2008 in Videotron).
As of March 31, 2008, the aggregate amount of minimum principal payments on long-term debt required in each of the next five years and thereafter, based on borrowing levels as at that date, is as follows:
Table 14
Aggregate amount of minimum principal payments on long-term debt required in each of the next five years and thereafter

Twelve month period ending March 31
(in millions of Canadian dollars)
2009	24.8
2010	37.3
2011	305.3
2012	12.3
2013	847.9
2014 and thereafter	2,083.9

16

Recent accounting developments in Canada
In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets, and results in the withdrawal of Section 3450, Research and Development Costs and Emerging Issues Committee (“EIC”) Abstract 27, Revenues and Expenditures During the Pre-operating Period, and amendments to AcG-11, Enterprises in the Development Stage. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company is currently evaluating the effects of adopting this standard
In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by publicly accountable enterprises, being fully converged with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB) over a transitional period to be complete by 2011. The Company will be required to report using the converged standards effective for interim and annual financial statements relating to fiscal years beginning no later than on or after January 1, 2011. The Company is currently assessing the impacts of the Canadian convergence initiative.
Recent accounting developments in the United States
On January 1, 2008, the Company adopted the provisions of Statement of Financial Accounting Standards No.157, “Fair Value Measurements” (SFAS 157) that enhance guidance for using fair value to measure assets and liabilities. In February 2008, the FASB issued FASB Staff Position (FSP) FAS 157-1, “Application of SFAS 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13,” which removes certain leasing transactions from the scope of SFAS No. 157, and FSP FAS 157-2, “Effective Date of SFAS 157,” which defers the effective date of SFAS 157 for one year for certain non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company is still in the process of evaluating this standard with respect to its effect on non-financial assets and liabilities and has not yet determined the impact that it will have on its financial statements upon full adoption in 2009.
In December 2007, the FASB issued SFAS 141 (Revised 2007), Business Combinations (SFAS 141R), and SFAS 160, Noncontrolling Interests in Consolidated Financial Statements (SFAS 160), to improve and converge internationally the accounting for business combinations, the reporting of noncontrolling interests in consolidated financial statements, accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The provisions of SFAS 141R apply prospectively to business combinations for which the acquisition date is on or after December 31, 2008 and SFAS 160 shall be affective as of the beginning of 2009. The Company is currently evaluating the impact of adopting SFAS 141R and SFAS 160 on its consolidated financial statements.
In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115 (SFAS 159). This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. The Company adopted SFAS 159 on January 1, 2008 with no impact on its consolidated financial statements.
Forward-looking statements
This quarterly report contains forward-looking statements with respect to our financial condition, results of operations, business strategies and certain plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate, as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:
•	general economic, financial or market conditions;

•	the intensity of competitive activity in the industries in which we operate, including competition from alternative means of programs and content transmission;

•	unanticipated higher capital spending required to address continued development of competitive alternative technologies or the inability to obtain additional capital to continue the development of our business;

•	our ability to implement successfully our business and operating strategies and manage our growth and expansion;

17

•	the outcome of Canada’s upcoming wireless spectrum auction and our ability to successfully pursue a strategy of becoming a facilities-based wireless provider ;

•	our ability to continue to distribute a wide range of television programming and to attract large audiences and readership;

•	variations in the cost, quality and variety of our television programming;

•	cyclical and seasonal variations in our advertising revenue;

•	disruptions to the network through which we provide our digital television, Internet access and telephony services, and our ability to protect such services from piracy;

•	labour disputes or strikes;

•	changes in our ability to obtain services and equipment critical to our operations;

•	changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of our licenses or markets or in an increase in competition, compliance costs or capital expenditures;

•	our substantial indebtedness and the restrictions on our business imposed by the terms of our debt; and

•	interest rate fluctuations that affect a portion of our interest payment requirements on long-term debt.
We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail elsewhere in the Annual Report on Form 20F, included under the section “Risk Factors”. Each of these forward-looking statements speaks only as of the date of this report. We disclaim any obligation to update these statements unless applicable securities laws require us to do so. We advise you to consult any documents we may file or furnish with the U.S. Securities and Exchange Commission, or the SEC.

18

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in millions of Canadian dollars)
(unaudited)

	Three months ended March 31
	2008	2007

REVENUES
Cable	$430.6	$358.8
Newspapers	267.4	220.3
Broadcasting	106.5	93.3
Leisure and Entertainment	62.6	65.1
Interactive Technologies and Communications	20.6	21.0
Internet/Portals	12.0	11.4
Head office and inter-segment	(22.6)	(18.8)

	877.1	751.1
Cost of sales and selling and administrative expenses	624.7	562.9
Amortization	78.1	69.9
Financial expenses (note 3)	74.1	54.1
Reserve for restructuring of operations (note 4)	1.6	7.0
Other	(0.3)	(1.0)

INCOME BEFORE INCOME TAXES	98.9	58.2
Income taxes:
Current	(1.1)	(2.0)
Future	40.8	19.5

	39.7	17.5

	59.2	40.7
Non-controlling interest	(2.7)	—

INCOME FROM CONTINUING OPERATIONS	56.5	40.7
Income from discontinued operations	2.3	0.5

NET INCOME	$58.8	$41.2

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
SEGMENTED INFORMATION
(in millions of Canadian dollars)
(unaudited)

	Three months ended March 31
	2008	2007

Income before amortization, financial expenses, reserve for restructuring of operations and other
Cable	$195.9	$149.0
Newspapers	45.8	34.5
Broadcasting	11.4	2.7
Leisure and Entertainment	(1.6)	(0.2)
Interactive Technologies and Communications	(0.7)	0.5
Internet/Portals	0.2	1.7
General corporate expenses	1.4	—

	$252.4	$188.2

Amortization
Cable	$56.5	$54.0
Newspapers	14.7	9.4
Broadcasting	3.4	3.2
Leisure and Entertainment	1.8	2.0
Interactive Technologies and Communications	0.9	0.8
Internet/Portals	0.7	0.3
Head Office	0.1	0.2

	$78.1	$69.9

Additions to property, plant and equipment
Cable	$96.4	$88.3
Newspapers	34.0	17.2
Broadcasting	2.5	3.5
Leisure and Entertainment	1.4	0.2
Interactive Technologies and Communications	0.5	0.9
Internet/Portals	1.6	0.9
Head Office	—	0.1

	$136.4	$111.1

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions of Canadian dollars)
(unaudited)

	Three months ended March 31
	2008	2007

Net income	$58.8	$41.2
Other comprehensive income Unrealized gain (loss) on translation of net investments in foreign operations	2.3	(0.1)
Unrealized gain on derivative instruments, net of income taxes of $9.5 million in 2008 and including income taxes recovery of $0.3 million in 2007	17.6	9.1

	19.9	9.0

COMPREHENSIVE INCOME	$78.7	$50.2

See accompanying notes to consolidated financial statements.
CONSOLIDATED STATEMENTS OF DEFICIT
(in millions of Canadian dollars)
(unaudited)

	Three months ended March 31
	2008	2007

Deficit at beginning of period	$2,528.7	$2,745.8
Net income	(58.8)	(41.2)

	2,469.9	2,704.6
Dividends	—	11.3

Deficit at end of period	$2,469.9	$2,715.9

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of Canadian dollars)
(unaudited)

	Three months ended March 31
	2008	2007

Cash flows related to operations
Income from continuing operations	$56.5	$40.7
Adjustments for:
Amortization of property, plant and equipment	72.5	67.5
Amortization of deferred charges and of other assets	5.6	2.4
Net loss (gain) on derivative instruments and on foreign currency translation of financial instruments	6.4	(2.2)
Amortization of deferred financing costs and long-term debt discount	2.0	1.0
Loss on revaluation of the Additional Amount payable	—	5.2
Non-controlling interest	2.7	—
Future income taxes	40.8	19.5
Other	0.5	(3.0)

	187.0	131.1
Net change in non-cash balances related to operations	(132.8)	(41.9)

Cash flows provided by continuing operations	54.2	89.2
Cash flows provided by discontinued operations	—	0.5

Cash flows provided by continuing operations	54.2	89.7

Cash flows related to investing activities
Business acquisitions, net of cash and cash equivalents (note 6)	(86.3)	(4.0)
Business disposals, net of cash and cash equivalents	1.2	—
Additions to property, plant and equipment	(136.4)	(111.1)
Proceeds from disposal of assets	0.2	2.5
Other	(7.6)	(0.1)

Cash flows used in investing activities	(228.9)	(112.7)

Cash flows related to financing activities
Net increase in bank indebtedness	37.5	1.1
Issuance of long-term debt, net of financing fees	0.5	8.3
Net borrowings under revolving bank facilities	140.3	35.7
Repayment of long-term debt	(8.4)	(5.3)
Dividends	—	(11.3)
Other	2.0	(0.8)

Cash flows provided by financing activities	171.9	27.7

Net (decrease) increase in cash and cash equivalents	(2.8)	4.7
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	0.4	—
Cash and cash equivalents at beginning of period	26.1	34.1

Cash and cash equivalents at end of period	$23.7	$38.8

Cash and cash equivalents consist of
Cash	$0.1	$3.4
Cash equivalents	23.6	35.4

	$23.7	$38.8

Cash interest payments	$57.6	$55.7
Cash income tax payments (net of refunds)	12.1	(2.1)

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions of Canadian dollars)

	March 31	December 31
	2008	2007
	(unaudited)	(audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$23.7	$26.1
Temporary investments	0.2	0.2
Accounts receivable	466.6	496.0
Income taxes	7.3	10.5
Amounts receivable from parent company and companies under common control	4.5	1.9
Inventories and investments in televisual products and movies	154.9	169.0
Prepaid expenses	40.2	32.7
Future income taxes	116.9	153.6

	814.3	890.0

PROPERTY, PLANT AND EQUIPMENT	2,161.7	2,110.2
FUTURE INCOME TAXES	54.0	57.4
OTHER ASSETS	469.6	422.0
GOODWILL	4,136.9	4,081.3

	$7,636.5	$7,560.9

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Bank indebtedness	$53.9	$16.3
Accounts payable and accrued charges	590.6	756.0
Deferred revenue	209.2	202.7
Income taxes	7.1	19.2
Current portion of long-term debt	24.8	24.7

	885.6	1,018.9

LONG-TERM DEBT (note 7)	3,276.9	3,002.8
DERIVATIVE FINANCIAL INSTRUMENTS (note 12)	419.9	538.7
OTHER LIABILITIES	97.0	103.5
FUTURE INCOME TAXES	303.0	292.5
NON-CONTROLLING INTEREST	127.8	154.2

SHAREHOLDERS’ EQUITY
Capital stock (note 8)	1,752.4	1,752.4
Contributed surplus	3,214.5	3,217.2
Deficit	(2,469.9)	(2,528.7)
Accumulated other comprehensive income (note 9)	29.3	9.4

	2,526.3	2,450.3
Subsequent events (note 14)

	$7,636.5	$7,560.9

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three-month period ended March 31, 2008
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

Quebecor Media Inc. (the “Company”) operates in the following industry segments: Cable, Newspapers, Broadcasting, Leisure and Entertainment, Interactive Technologies and Communications and Internet/Portals. The Cable segment offers television distribution, Internet, business solutions, telephony and wireless services in Canada and operates in the rental of digital video discs (“DVD” units) and games. The Newspapers segment includes the printing, publishing and distribution of daily newspapers, weekly newspapers and directories in Canada. The Broadcasting segment operates French- and English-language general-interest television networks, specialized television networks, magazine publishing and movie distribution businesses in Canada. The Leisure and Entertainment segment combines book publishing and distribution, retail sales of CDs, books, videos, musical instruments and magazines in Canada, online sales of downloadable music and music production and distribution in Canada and Europe. The Interactive Technologies and Communications segment offers e-commerce solutions through a combination of strategies, technology integration, IP solutions and creativity on the Internet and is active in Canada, the United States, Europe and Asia. The Internet/Portals segment operates Internet sites in Canada, including French- and English-language portals and specialized sites.
1.      BASIS OF PRESENTATION
These consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). The same accounting policies as described in the latest annual consolidated financial statements of the Company have been used. However, these consolidated financial statements do not include all disclosures required under Canadian GAAP for an annual report and accordingly should be read in conjunction with the Company’s latest annual consolidated financial statements and the notes thereto. These consolidated financial statements are unaudited; however, in the opinion of management, they contain all the adjustments (consisting of those of a normal recurring nature) considered necessary.
Some of the Company’s businesses experience significant seasonality due, among other factors, to seasonal advertising patterns and influences on people’s viewing, reading and listening habits. In addition, in some of the Company’s segments, a component of sales is based on one-time retail transactions rather than subscription or long-term agreements, and therefore is influenced by vulnerability to seasonal weather changes. Because the Company depends on the sale of advertising for a significant portion of its revenue, operating results are also sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. Accordingly, the results of operations for interim periods should not necessarily be considered indicative of full-year results due to the seasonality of certain operations.
Certain comparative figures for the previous period have been reclassified to conform to the presentation adopted for the three-month period ended March 31, 2008.
2.      FUTURE CHANGES IN ACCOUNTING POLICIES
In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets, and results in the withdrawal of Section 3450, Research and Development Costs and Emerging Issues Committee (“EIC”) Abstract 27, Revenues and Expenditures During the Pre-operating Period, and amendments to AcG-11, Enterprises in the Development Stage. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company is currently evaluating the effects of adopting this standard.
In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by publicly accountable enterprises, being fully converged into International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) over a transitional period to be completed by 2011. The Company will be required to report under IFRS for its 2011 interim and annual financial statements. The Company is currently assessing the impacts of the IFRS convergence initiative.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month period ended March 31, 2008
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

3.      FINANCIAL EXPENSES

	Three months ended March 31
	2008	2007
Interest on long-term debt	$64.1	$52.6
Amortization of financing costs and long-term debt discount	2.0	1.0
Net loss (gain) on derivative instruments and on foreign currency translation of financial instruments [1,2]	6.4	(2.2)
Loss on revaluation of the Additional amount payable	—	5.2
Investment income	(0.1)	(0.5)
Other	1.7	(0.9)

	74.1	55.2
Interest capitalized to the cost of property, plant and equipment	—	(1.1)

	$74.1	$54.1

[1]	During the three-month period ended March 31, 2008, the Company recorded a gain of $2.9 million on embedded derivatives not closely related to their host contract and derivative instruments for which hedge accounting is not used (loss of $2.0 million in 2007), which was offset by a net loss on foreign currency translation of financial instruments of $5.7 million (a net gain of $1.3 million in 2007).

[2]	During the three-month period ended March 31, 2008, the Company recorded a loss of $3.6 million for the ineffective portion of fair value hedges (a gain of $2.9 million in 2007).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month period ended March 31, 2008
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

4.      RESERVE FOR RESTRUCTURING OF OPERATIONS
During the first quarter of 2008, the Newspapers segment recorded restructuring costs of $1.6 million related the elimination of positions in several of its publications.
Continuity of reserve for restructuring — Newspapers segment

March 31,
2008
Balance as at December 31, 2007	$6.0
Workforce reduction initiatives	1.6
Payments	(3.0)

Balance as at March 31, 2008	$4.6

5.      PENSION PLANS
The Company maintains defined benefit and contribution pension plans for its employees. The total costs were as follows:

	Three months ended March 31
	2008	2007
Pension plans:
Defined benefit plans	$6.5	6.5
Defined contribution plans	2.8	3.0

	$9.3	$9.5

6.      BUSINESS ACQUISITIONS
During the three-month period ended March 31, 2008, the Company acquired or increased its interest in several businesses and has accounted for these by the purchase method. Certain purchase price allocations are preliminary and should be finalized as soon as the Company’s management has gathered all the significant information believed to be available and considered necessary. The results of operations of these businesses have been included in the Company’s consolidated financial statements from the dates of their respective acquisitions.
•	In February 2008, Quebecor Media Inc. acquired all of the non-controlling interest in Nurun Inc., pursuant to its offer to purchase their shares at a price of $4.75 per common share for a total cash consideration of $75.0 million, resulting in a preliminary goodwill of $41.9 million. Common shares of Nurun Inc. were de-listed from the Toronto Stock Exchange after this transaction.

•	During the first quarter of 2008, the Company also acquired businesses in the Internet/Portals Segment and in the Newspapers Segment for a total cash consideration of $6.3 million and additional contingent payments totalling $7.0 million based on the achievement of specific conditions. These acquisitions resulted in a preliminary goodwill of $6.9 million.

•	The Company also paid an earn-out of $5.0 million during the first quarter of 2008 in relation with the acquisition of Sogides Ltd. in 2005. The payment was recorded as goodwill.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month period ended March 31, 2008
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

7.      LONG-TERM DEBT
Components of the long-term debt as at March 31, 2008 were as follows:

	March 31,	December 31,
	2008	2007
Long-term debt	$3,311.5	$3,077.8
Change in fair value related to hedged interest rate risks	4.6	(24.1)
Adjustment related to embedded derivatives	22.1	11.4
Financing fees, net of amortization	(36.5)	(37.6)

	3,301.7	3,027.5
Less current portion	24.8	24.7

	$3,276.9	$3,002.8

8.      CAPITAL STOCK
(a)     Authorized capital stock:
An unlimited number of Common Shares, without par value;
An unlimited number of non-voting Cumulative First Preferred Shares, without par value; the number of preferred shares in each series and the related characteristics, rights and privileges are to be determined by the Board of Directors prior to each issue;
•	An unlimited number of Cumulative First Preferred Shares, Series A (“Preferred A Shares”), carrying a 12.5% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

•	An unlimited number of Cumulative First Preferred Shares, Series B (“Preferred B Shares”), carrying a fixed cumulative preferential dividend generally equivalent to the Company’s credit facility interest rate, redeemable at the option of the holder and retractable at the option of the Company;

•	An unlimited number of Cumulative First Preferred Shares, Series C (“Preferred C Shares”), carrying an 11.25% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

•	An unlimited number of Cumulative First Preferred Shares, Series D (“Preferred D Shares”), carrying an 11.00% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

•	An unlimited number of Cumulative First Preferred Shares, Series F (“Preferred F Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company.

•	An unlimited number of Cumulative First Preferred Shares, Series G (“Preferred G Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company.

An unlimited number of non-voting Preferred Shares, Series E (“Preferred E Shares”), carrying a non-cumulative dividend subsequent to the holders of Cumulative First Preferred Shares, redeemable at the option of the holder and retractable at the option of the Company.
(b)    Issued capital stock

	Common Shares
	Number	Amount
Balance as at December 31, 2007 and March 31, 2008	123,602,807	$1,752.4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month period ended March 31, 2008
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

8.      CAPITAL STOCK (continued)
(c)    Stock-based compensation plans
The following table provides details of changes to outstanding options in the main stock-based option plans of the Company and its subsidiaries for the three-month period ended March 31, 2008:

	Outstanding options
		Weighted average
	Number	exercise price
Quebecor Media inc.

As of December 31, 2007	7,029,857	$32.25
Granted	24,000	50.51
Exercised	(2,662,183)	18.71
Cancelled	(8,648)	22.08

As of March 31, 2008	4,383,026	$40.59

Vested options as of March 31, 2008	38,841	$28.61

TVA Group Inc.

As of December 31, 2007 and as of March 31, 2008	983,693	$16.16

Vested options as of March 31, 2008	133,761	$19.54

During the first quarter of 2008, a net reversal of the consolidated compensation charge related to all stock-based option plans was recorded in the amount of $2.0 million (a net charge of $8.0 million was recorded in 2007).
During the first quarter of 2008, 2,662,183 stock options were exercised for a cash consideration of $88.1 million.
9.      ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

	Translation of net
	investments in	Cash flow
	foreign operations	hedges	Total
Balance as at December 31, 2006	$(1.1)	$—	$(1.1)

Cumulative effect of changes in accounting policies	—	(35.5)	(35.5)
Other comprehensive income, net of income taxes	(0.1)	9.1	9.0

Balance as at March 31, 2007	(1.2)	(26.4)	(27.6)

Other comprehensive income, net of income taxes	(1.9)	38.9	37.0

Balance as at December 31, 2007	(3.1)	12.5	9.4

Other comprehensive (loss) income, net of income taxes	2.3	17.6	19.9

Balance as at March 31, 2008	$(0.8)	$30.1	$29.3

No significant amount is expected to be reclassified in income over the next 12 months, in connection with derivatives designated as cash flow hedges, while the balance is expected to be reversed over a 8-year period.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month period ended March 31, 2008
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

10.     RELATED PARTY TRANSACTIONS
On January 21, 2008, Quebecor World Inc. and its U.S. subsidiaries were granted creditor protection under the CCAA. On the same date, its U.S. subsidiaries also filed a petition under Chapter 11 of the US Bankruptcy Code in the United States. These procedures had no material impact on the operations of Quebecor Media Inc.
On January 10, 2008, the Company settled by compensation a balance of $4.3 million payable to Quebecor World Inc. As the balance was due in 2013 and recorded at present value, the difference of $2.7 million between the settled amount and the carrying value was recorded as a reduction in contributed surplus.
11.     LETTERS OF CREDIT
In March 2008, the Company has filed an application to participate in Canada’s auction for spectrum licenses for Advanced Wireless Services. As required, Quebecor Media Inc. has issued irrevocable standby letters of credit to Industry Canada totalling $317.0 million.
12.     FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT
The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies are reviewed regularly to reflect changes in market conditions and the Company’s activities.
From its use of financial instruments, the Company is exposed to credit risk, liquidity risk, market risks relating to foreign exchange fluctuations, and to interest rate fluctuations, and capital risk. In order to manage its foreign exchange and interest rate risks, the Company uses derivative financial instruments (i) to achieve a targeted balance of fixed and variable rate debts and (ii) to set in Canadian dollars all future payments on debts denominated in U.S. dollars (interest and principal) and on certain capital or inventory expenditures denominated in foreign currency. The Company does not intend to settle its financial derivatives instruments prior to their maturities as none of these instruments are held or issued for speculative purposes. The Company designates its derivative financial instruments either as fair value hedges or cash flow hedges.
(a)    Description of derivative financial instruments:
(i)    Foreign exchange forward contracts:

		Average	Notional
Currencies (sold/bought)	Maturing	exchange rate	amount
Quebecor Media Inc.
$/Euro	Less than 1 year	1.5447	$19.2
$/CHF	Less than 1 year	0.9838	6.6

Sun Media Corporation
$ / US$	February 15, 2013	1.5227	312.2

Videotron Ltd. and its subsidiaries
$/ US$	Less than 2 years	1.0225	65.3

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month period ended March 31, 2008
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

12.      FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)
(a)    Description of derivative financial instruments (continued):
(ii)    Cross-currency interest rate swaps:

						CDN dollar exchange rate
				Annual	Annual	of interest
				effective	nominal	and capital
	Period	Notional		interest	interest	payments per
	covered	amount		rate	rate	one US dollar
Quebecor Media Inc.
Senior Notes	2007 to 2016	US$	700.0	7.69%	7.75%	0.9990
Senior Notes	2006 to 2016	US$	525.0	7.39%	7.75%	1.1600
Term loan B credit	2006 to 2009	US$	196.0	6.27%	LIBOR	1.1625
Facilities					+2.00%
Term loan B credit	2009 to 2013	US$	196.0	Bankers’	LIBOR	1.1625
Facilities				acceptances	+2.00%
				3 months
				+2.22%
Term loan B credit	2006 to 2013	US$	147.0	6.44%	LIBOR	1.1625
Facilities					+2.00%

Videotron Ltd. and its subsidiaries
Senior Notes	2004 to 2014	US$	190.0	Bankers’	6.875%	1.2000
				acceptances
				3 months
				+2.80%
Senior Notes	2004 to 2014	US$	125.0	7.45%	6.875%	1.1950
Senior Notes	2003 to 2014	US$	200.0	Bankers’	6.875%	1.3425
				acceptances
				3 months
				+2.73%
Senior Notes	2003 to 2014	US$	135.0	7.66%	6.875%	1.3425
Senior Notes	2005 to 2015	US$	175.0	5.98%	6.375%	1.1781

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month period ended March 31, 2008
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

12.      FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)
(a)    Description of derivative financial instruments (continued):
(ii)    Cross-currency interest rate swaps (continued):

						CDN dollar
						exchange rate
				Annual	Annual	of interest
				effective	nominal	and capital
	Period	Notional		interest	interest	payments per
	covered	amount		rate	rate	one US dollar
Sun Media Corporation and its subsidiaries
Senior Notes	2008 to 2013	US$	155.0	Bankers’	7.625%	1.5227
				acceptances
				3 months
				+3.70%
Senior Notes	2003 to 2013	US$	50.0	Bankers’	7.625%	1.5227
				acceptances
				3 months
				+3.70%
Certain cross-currency interest rate swaps entered into by the Company and its subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then-market value.
(iii)    Interest rate swaps

	Notional	Pay/	Fixed	Floating
Maturity	amount	receive	rate	rate
Osprey Media Publishing Inc.
April 2008	$75.0	Pay fixed/	4.05%	Bankers’
		receive		acceptances
		floating		3 months

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month period ended March 31, 2008
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

12.      FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)
(b)    Fair value of financial instruments:
The carrying amount of accounts receivable from external or related parties (classified as loans and receivables), accounts payable and accrued charges to external or related parties (classified as other liabilities) approximates their fair value since these items will be realized or paid within one year or are due on demand.
Carrying value and fair value of long-term debt and derivative financial instruments as of March 31, 2008 and as of December 31, 2007 are as follows:

	March, 31 2008		December, 31 2007
	Carrying		Carrying
	value	Fair value	value	Fair value
Quebecor Media Inc.
Long-term debt [1]	$(1,755.8)	$(1,663.4)	$(1,664.9)	$(1,646.6)
Cross-currency interest rate swaps[2]	(78.2)	(78.2)	(159.8)	(159.8)
Foreign exchange forward contracts	1.0	1.0	(0.3)	(0.3)

Videotron Ltd. and its subsidiaries
Long-term debt [1]	(1,079.4)	(996.4)	(973.3)	(938.2)
Cross-currency interest rate swaps	(188.4)	(188.4)	(241.3)	(241.3)
Foreign exchange forward contract	0.5	0.5	(4.2)	(4.2)

Sun Media Corporation and its subsidiaries
Long-term debt [1]	(280.3)	(269.8)	(238.0)	(234.1)
Cross-currency interest rate swaps and foreign exchange forward contract	(112.8)	(112.8)	(133.1)	(133.1)

Osprey Media Publishing Inc.
Long-term debt [1]	(136.5)	(136.5)	(145.3)	(145.3)
Interest rate swap	—	—	0.2	0.2

TVA Group Inc. and its subsidiaries
Long-term debt [1]	(59.5)	(59.5)	(56.3)	(56.3)

[1]	The carrying value of long-term debt excludes adjustments to record changes in fair value of long term debt related to hedged interest risk, embedded derivatives and financing fees.

[2]	The carrying value is netted of an amount of $40.5 million included in other assets in the consolidated balance sheet as of March 31, 2008.
The fair value of long-term debt is estimated based on discounted cash flows using period-end market yields or market value of similar instruments with the same maturity, or quoted market prices when available. The interest rates used to discount estimated cash flows are based on swap yield curves at the reporting date. The fair value of the derivative financial instruments is estimated using period-end market rates.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month period ended March 31, 2008
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

12.      FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)
(c)    Credit risk management
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial asset fails to meet its contractual obligations.
In the normal course of business, the Company continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of March 31, 2008, no customer balance represented a significant portion of the Company’s consolidated trade receivables. The Company establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. The allowance for doubtful accounts amounted to $28.9 million as of March 31, 2008 ($26.9 million as of December 31, 2007).
The Company believes that its product-lines and the geographic diversity of its customer base are instrumental in reducing its credit risk, as well as the impact of fluctuations in product-line demand. The Company does not believe that it is exposed to an unusual level of customer credit risk.
When the Company enters into derivative contracts, the counterparties (either foreign or Canadian) must have at least credit ratings in accordance with the Company’s credit risk management policy and are subject to concentration limits. Given the high minimum credit ratings required under the Company’s policy, the Company does not foresee any failure by counterparties to meet their obligations.
Liquidity risk management
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due or the risk that these financial obligations be met at excessive cost. Management of the Company believes that cash flows from continuing operations and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, debt repayments, pension plan contributions and dividends (or distributions) in the future. The Company has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly-owned subsidiaries and through dividends paid by its publicly-traded subsidiary, TVA Group.
As of March 31, 2008, material contractual obligations related to financial instruments included capital repayment and interest on long-term debt, and obligations related to derivative instruments. These obligations and their maturities are as follows:

			Less than			5 yrs
	Total	1 yr	1-3 yrs		3-5 yrs	and more
Long-term debt	$3,311.5	$24.8		$342.6	$860.2	$2,083.9
Interest payments [1]	1,757.2	255.5		504.9	482.4	514.4
Derivative instruments [2]	401.4	0.5		1.0	149.1	250.8

Total	$5,470.1	$280.8		$848.5	$1,491.7	$2,849.1

[1]	Estimate of interest to be paid on long-term debt based on the hedged and unhedged interest rates and hedged foreign exchange rate at March 31, 2008.

[2]	Estimated future disbursements on derivative financial instruments related to foreign exchange hedging.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month period ended March 31, 2008
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

12.      FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)
(d)    Market Risk
Market risk is the risk that changes in market prices due to foreign exchange rates, interest rates, and equity prices will affect the value of the Company’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.
Foreign currency risk
The Company is exposed to foreign currency risk on purchases, and loans that are denominated in a currency other than Canadian dollars. Most of these transactions are denominated in U.S. dollars. The Company hedges the foreign currency risk exposure on 100% of U.S. dollar-denominated debt obligations outstanding as of March 31, 2008, and hedges a significant portion of its exposure on certain purchases of inventories and other capital expenditures. Accordingly, the Company’s sensitivity to the variation of foreign currency rates is economically limited.
An increase or a decrease of 1% in the exchange rate of a Canadian compared to a U.S. dollar would have an impact on foreign denominated inventories purchase and capital expenditures of less than $1.0 million on a period ended basis.
Interest rate risk
The Company is exposed to interest rate risk on a portion of its long-term debt and has entered into various interest rate and cross-currency interest rate swap agreements in order to manage cash flow and fair value risk exposure to changes in interest rates. After taking into account the hedging instruments, the long-term debt is comprised of 54% of fixed rate debt and 46% of floating rate debt.
An increase (decrease) of 25 basis points in the Banker’s acceptances rate would have increased (decreased) interest expense by approximately $4.0 million during the quarter.
(e)    Capital management
The Company’s primary objective in managing capital is to maintain an optimal capital base in order to support the capital requirements of its various businesses, including growth opportunities.
In managing its capital structure, the Company takes into account the asset characteristics of its subsidiaries and planned requirements for funds. Management of the capital structure involves the issuance of new debt, the repayment of existing debt using cash generated by operations and the level of distributions to shareholders. Since the last financial year, the Company has not change significantly its strategy regarding capital structure management.
The capital structure of the Company is composed of shareholder equity, bank indebtedness, long-term debt, liabilities related to derivatives financial instruments, non-controlling interests, less cash, cash equivalents and temporary investments.
The Company is not subject to any externally imposed capital requirements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month period ended March 31, 2008
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

13.     SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES
The Company’s consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in some respects from those applicable in the United States (U.S. GAAP). The following tables set forth the impact of the material differences between Canadian and U.S. GAAP on the Company’s consolidated financial statements.
(a)    Consolidated statements of income

	Three months ended
	March 31
	2008	2007
Net income as reported in the consolidated statements of income as per Canadian GAAP	$58.8	$41.2
Adjustments:
Development, pre-operating and start-up costs (i)	1.1	0.6
Pension and postretirement benefits (ii)	0.4	0.4
Change in fair values of and ineffective portion of derivative instruments (iii), (ix)	(9.2)	—
Stock-based compensation (iv)	(0.4)	(1.6)
Income taxes (v), (vii), (ix)	(1.1)	(0.5)
Other	(0.7)	—

	(9.9)	(1.1)

Net income as adjusted as per U.S. GAAP	$48.9	$40.1

(b)    Consolidated statements of comprehensive income

	Three months ended
	March 31
	2008	2007
Comprehensive income as Canadian GAAP	$78.7	$50.2
Adjustments to net income as per (a) above	(9.9)	(1.1)
Adjustments to other comprehensive income:
Pension and postretirement benefits (ii)	1.0	1.3
Derivative instruments (iii), (ix)	13.2	—
Income taxes (v), (vii), (ix)	(1.4)	(0.5)

	12.8	0.8

Comprehensive income as per U.S. GAAP	$81.6	$49.9

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month period ended March 31, 2008
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

13.      SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)
(b)    Consolidated statements of comprehensive income (loss) (continued)
The accumulated other comprehensive income (loss) as at March 31, 2008 and December 31, 2007 is as follows:

	March 31,	December 31,
	2008	2007
Accumulated other comprehensive income as per Canadian GAAP	$29.3	$9.4
Adjustments:
Pension and postretirement benefits (ii)	(57.2)	(58.2)
Derivative instruments (iii), (ix)	16.2	3.0
Income taxes (ii), (v), (ix)	16.4	17.8

	(24.6)	(37.4)

Accumulated other comprehensive income (loss) as per U.S. GAAP at end of period	$4.7	$(28.0)

(c)    Consolidated balance sheets:

	March 31, 2008		December 31, 2007
	Canada	United States	Canada	United States
Goodwill	$4,136.9	$4,133.1	$4,081.3	$4,077.5
Other assets	469.6	439.5	422.0	388.3
Current liabilities	(885.6)	(918.1)	(1,018.9)	(1,053.2)
Long-term debt	(3,276.9)	(3,261.4)	(3,002.8)	(2,991.4)
Other liabilities	(97.0)	(128.2)	(103.5)	(129.3)
Future income tax liabilities	(303.0)	(264.5)	(292.5)	(252.9)
Non-controlling interest	(127.8)	(123.7)	(154.2)	(150.0)
Contributed surplus (vi), (vii)	(3,214.5)	(3,398.2)	(3,217.2)	(3,400.9)
Deficit	2,469.9	2,668.5	2,528.7	2,717.4
Accumulated other comprehensive income (loss)	(29.3)	(4.7)	(9.4)	28.0

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month period ended March 31, 2008
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

13.      SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)
(i)	Under Canadian GAAP, certain development and pre-operating costs that satisfy specified criteria for recoverability are deferred and amortized. Also, under Canadian GAAP, certain start-up costs incurred in connection with various projects have been recorded in the consolidated balance sheets under the item “Other assets,” and are amortized over a period not exceeding five years. Under U.S. GAAP, these costs must be included in income as incurred.

(ii)	Under U.S. GAAP, Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS 158) requires the recognition in the balance sheet of the over or under funded positions of defined benefit pension and other postretirement plans, along with a corresponding non-cash adjustment, which will be recorded in the accumulated other comprehensive loss.

Under Canadian GAAP, a company is not required to recognize the over or under funded positions or to recognize an additional minimum liability. However, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess of the adjusted benefit asset over the expected future benefit to be realized from the plan asset. U.S. GAAP does not provide for a valuation allowance against pension assets.

(iii)	Since January 1, 2007, standards for hedge accounting under Canadian GAAP are now similar to those under U.S. GAAP, as established by Statement of Financial Accounting Standards No.133, ''Accounting for Derivative Instruments and Hedging Activities’’.

However, under Canadian GAAP, certain embedded derivatives, such as early settlement options included in some of the Company’s borrowing agreements, do not meet the criteria to be considered closely related to their host contracts and therefore must be recorded at their fair value with changes in earnings. Under U.S. GAAP, these embedded derivatives are considered closely related to their host contract and do not have to be recorded at their fair value. Accordingly, measurement of hedging relationships ineffectiveness recorded in earnings under U.S. GAAP could differ from the measurement under Canadian GAAP.

Further differences result from the different transition rules and timing of the adoption of the current standards in Canada and in the United States for derivative financial instruments and hedge accounting.

(iv)	Under U.S. GAAP, in accordance with SFAS 123R, the liability related to stock-based awards that call for settlement in cash or other asset, must be measured at its fair value based on the fair value of stock options awards, and shall be remeasured at the end of each reporting period through settlement. Under Canadian GAAP, the liability is measured and remeasured based on the intrinsic value of the stock options awards instead of the fair value.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month period ended March 31, 2008
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

13.      SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)
(v)	Under U.S. GAAP, the FASB issued the Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), an interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Under Canadian GAAP, there is no such interpretation and therefore, the reserve related to income taxes contingencies is not based on the same level of likelihood as the new rules of FIN 48.

Furthermore, under Canadian GAAP, income taxes are measured using substantially enacted tax rates, while under U.S. GAAP, measurement is based on enacted tax rates.

Other adjustments represent the tax impact of U.S. GAAP adjustments.

(vi)	Under Canadian GAAP, a gain on repurchase of redeemable preferred shares of a subsidiary was included in income in 2003. Under U.S. GAAP, any such gain is included in contributed surplus.

(vii)	The Company or its subsidiaries have entered into tax consolidation transactions with the Company’s parent company by which tax losses were transferred between the parties. Under GAAP in Canada, these transactions were recorded in accordance with CICA Handbook 3840, Related Party Transactions. It resulted in the recognition of a deferred credit of $8.4 million in 2006 and $5.7 million in 2007 and in a reduction of $15.9 million of the Company’s income tax expense in 2005. Under U.S. GAAP, since these transactions related to asset transfers between a subsidiary and its parent company, the difference between the carrying value of the tax benefits transferred and the cash consideration received or paid would have been recognized in contributed surplus.

(viii)	The adjustments to comply with U.S. GAAP, with respect to the consolidated statements of cash flows for the three-month period ended March 31, 2008 and 2007 would have no effect on cash equivalents provided by operations, cash provided by (used in) financing activities and cash used in investing activities.

(ix)	On January 1, 2008, the Company adopted the provisions of Statement of Financial Accounting Standards No.157, “Fair Value Measurements” (SFAS 157) that enhance guidance for using fair value to measure assets and liabilities. In February 2008, the FASB issued FASB Staff Position (FSP) FAS 157-1, “Application of SFAS 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13,” which removes certain leasing transactions from the scope of SFAS No. 157, and FSP FAS 157-2, “Effective Date of SFAS 157,” which defers the effective date of SFAS 157 for one year for certain non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company is still in the process of evaluating this standard with respect to its effect on non-financial assets and liabilities and has not yet determined the impact that it will have on its financial statements upon full adoption in 2009.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month period ended March 31, 2008
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

14.      SUBSEQUENT EVENTS
On May 14, 2008, TVA Group Inc. announced that it had increased the number of Class B shares that it was offering to repurchase from 2,000,000 to 3,000,000 under its substantial issuer bid filed on March 31, 2008. Under this offer, TVA Group Inc. was offering to purchase Class B shares at a price of $17.00 per share upon the terms and subject to the conditions set forth in the offer to purchase. The offer to purchase, which initially expired on May 14, 2008, was extended to June 2, 2008.

On April 7, 2008, Videotron Ltd. entered into amendments to its senior secured credit facility pursuant to which commitments under the senior secured credit facility were increased to $575.0 million and the maturity of the facility was extended to April 2012. Pursuant to these amendments, Videotron Ltd. may, subject to certain conditions, increase the commitments under the senior secured credit facility by an additional $75.0 million (for aggregate commitments of $650.0 million).

On April 15, 2008, Videotron Ltd. issued US$455.0 million in aggregate principal amount of Senior Notes at a discount price of 98.43% for net proceeds of $457.3 million. The new senior notes bear interest at 9.125% for an effective interest rate of 9.375% and will mature on April 15, 2018. These notes are unsecured and contain certain restrictions for Videotron Ltd. including limitations on its ability to incur additional indebtedness and pay dividends and to make other distributions. The notes are guaranteed by specific subsidiaries of Videotron Ltd. and are redeemable at the option of Videotron Ltd. at a decreasing premium, commencing on April 15, 2013. Videotron Ltd. has fully hedged the foreign currency risk associated with the new Senior Notes by using cross-currency interest rate swaps, under which all payments have been set in Canadian dollars.

In 2003 and 2004, a number of companies, including Videotron Ltd. and TVA Group Inc., brought a suit against the Crown before the Federal Court, alleging that the Part II licence fees that broadcasters are required to pay annually constitute, in fact and in law, taxes, not fees. On December 14, 2006, the Federal Court decreed that these fees did indeed constitute taxes, that the Canadian Radio-television and Telecommunications Commission (“CRTC”) was to cease collection of such fees, and ordered that the plaintiff companies would not be entitled to a reimbursement of the amounts already paid. On October 1, 2007, the CRTC issued a document, stating that it would adhere to the decision that was rendered and that it would not collect, in 2007 or in any subsequent years, the Part II licence fees payable on November 30 of each year unless a Superior Court reversed the Federal Court decision. The plaintiffs and the defendant both filed an appeal before the Federal Court of Appeal. The reduction of theses fees in the operating expenses for the period from September 1, 2006 to March 31, 2008 represents approximately $22.0 million, of which approximately $3.5 million is for the first quarter of 2008. On April 29, 2008, the Federal Court of Appeal handed down its decision and overturned the December 14, 2006 decision of the Federal Court. As a result, the Company may be required to pay these rights for the year 2007 and in coming years. The Company has decided that it will request a leave to appeal to the Supreme Court of Canada. The CRTC publicly stated that it will make no attempt to collect outstanding Part ll fees until the earlier of a) the leave to appeal to the Supreme Court of Canada is denied, or b) the judgment of the Federal Court of Appeal is affirmed by the Supreme Court, or c) the matter is settled between the parties.

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